

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2021

Rajeev Aggarwal
Chief Executive Officer
CVENT HOLDING CORP.
1765 Greensboro Station Place, 7th Floor
Tysons, Virginia 22102

> **Re: CVENT HOLDING CORP.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 27, 2021**
> **File No. 333-261787**

Dear Mr. Aggarwal:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kyle Wiley, Staff Attorney, 202-344-5791 or Josh Shainess, Legal Branch Chief, at 202-551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Kevin Frank